[LETTERHEAD OF WILLKIE FARR & GALLAGHER LLP]

VIA EDGAR

September 24, 2010

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Managed Account Series
Securities Act File No. 333-124463
Investment Company Act File No. 811-21763
Post-Effective Amendment No. 7

Ladies and Gentlemen:

On behalf of U.S. Mortgage Portfolio, a series of Managed Account Series (the “Fund”), I hereby transmit for filing under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended, Post-Effective Amendment No. 7 (the “Amendment”) to the Fund’s Registration Statement on Form N-1A (the “Registration Statement”).

The Amendment is being filed pursuant to Rule 485(a)(1) under the 1933 Act to register new classes of shares, Investor A Shares and Investor C Shares, of the Fund, and to re-designate the Fund’s existing class of shares as Institutional Shares. There have been no material changes to the Fund’s disclosure and operations. Substantially all of the disclosure in the Prospectus and Statement of Additional Information has been reviewed by the Staff of the Securities and Exchange Commission in prior filings by the Fund or other BlackRock Funds. Consequently, on behalf of the Fund, we hereby request that the Amendment be given limited review by the Staff.

On or before November 23, 2010, the Fund will file a subsequent post-effective amendment pursuant to Rule 485(b).

Should members of the Staff have any questions or comments concerning the Amendment, they should call the undersigned at (212) 728-8510.

Very truly yours,

/s/ Anthony Geron
Anthony Geron

Enclosures

cc:	Maria Gattuso, Esq.
Aaron Wasserman, Esq.